VOZROZHDENIE BANK

File № 82-4257

RECEIVED

2008 JUN 18 P 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990, Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999 [redacted]
vbank@co.voz.ru // www.vbank.ru

06.05.08
1108/6168

08003318

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

PROCESSED
JUN 20 2008
THOMSON REUTERS

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

6/18

Date of closing the shareholders register

29 April 2008 года

RECEIVED

2008 JUN 18 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Statement of material fact

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities:
– ordinary non-documentary registered shares, state registration number 101011439B;
– preference non-documentary registered shares with fixed dividend, state registration number 201439B.

2.2. Purpose for establishing the list of holders of registered shares:
– establishing the list of shareholders having the right to take part in the Annual General Meeting of areholders;
– establishing the list of shareholders having the right to receive dividends.

2.3. Date of establishing the list of holders the registered shares: May 12, 2008 (end of business day).

2.4. Date and number of the minutes of the meeting of the issuer's authorized body that made a decision on the date of establishing the list of holders of the issuer's registered shares or other decision which is the basis for defining the date of establishing such list:
April 29, 2008. Minutes No 10 of the meeting of the Board of Directors of Bank Vozrozhdenie.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. April 29, 2008	Stamp	

Recommendations of the Board of Directors concerning dividends

29 April 2008 года

Statement of material facts

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Date of holding the meeting of the Board of Directors: April 29, 2008.

2.2. Date and number of the minutes of the Bank Vozrozhdenie's Board of Directors meeting: April 29, 2008, Minutes No10.

2.3. The summary of decisions taken by the Board of Directors:

2.3.1. To propose to the General Shareholders' Meeting to allocate (from the Bank's net profit results of 2007) the amount of RUB 14 463 357.00 for payment of dividends.

2.3.2. To propose to the General Shareholders' Meeting to approve the following amount of dividends, calculated per share:
— for ordinary non-documentary registered shares with a nominal value of RUB10 each — 5% of the nominal value or RUB 0.5 per share;
— for preference non-documentary registered shares with fixed dividend and nominal value of RUB 10 each — 20% of the nominal value or RUB 2 per share.

2.3.3 To establish the list of shareholders eligible for annual dividends at the same date as establishment of the list of shareholders entitled to take part in the Annual General Meeting of Shareholders — May 12, 2008 (end of business day).

2.3.4. To pay dividends within the period from August 19 to August 26, 2008 by bank transfer according to the banking details recorded in the Register of Bank Vozrozhdenie shareholders. In case banking details are not available, dividend payments to individual shareholders shall be made through cash offices of the Bank's branches starting from August 19, 2008.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. April 29, 2008	Stamp	

Information about the Annual General Meeting of Shareholders

29 April 2008 года

Statement of material facts

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Date of holding the meeting of Board of Directors: April 29, 2008.

2.2. Date of compilation and number of the minutes of Bank Vozrozhdenie Board of Directors meeting, Minutes No 10.

2.3. The summary of decisions taken by Board of Directors:

2.3.1. To define a method of holding the General Meeting of shareholders — a meeting (joint presence of shareholders for discussing the agenda issues and making decisions on the issues put for voting with preliminary forwarding proxies for voting).

2.3.2. To approve the date, time and place of holding the Annual General Meeting of shareholders — June 27, 2008, 12.00 a.m. Moscow time, at the conference-hall of Bank Vozrozhdenie, 7/4 Luchnikov pereulok, Moscow.
Mailing address for sending completed proxies — 7/4 Luchnikov pereulok, bldg. 1, Moscow, GSP, 101990 Russian Federation.
Registration of the meeting participants will start at 11.00 Moscow time at the place of holding the meeting.

2.3.3. To establish the list of shareholders having the right to receive annual dividends at the same date establishing the list of shareholders having the right to participate in the General Meeting of shareholders — May 12, 2008 (end of business day).

2.3.4. To approve the following agenda of the General Meeting of shareholders:
- Approval of the annual report, annual accounting statements, profit and loss statement for 2007, profit distribution, payment (declaration) of dividends resulting from the financial year 2007.
- Consideration of the Report of Board of Directors of Bank Vozrozhdenie.
- Approval of Alterations to be made to the Charter of Bank Vozrozhdenie.
- Approval of the new edition of the Regulations on General Meeting of shareholders of Bank Vozrozhdenie.
- Approval of the new edition of the Regulations on the Board of Directors of Bank Vozrozhdenie.
- Approval of the new edition of Regulations on executive bodies of Bank Vozrozhdenie.
- Approval of the new edition of Regulations on Audit Commission of Bank Vozrozhdenie in the new edition.
- Approval of the Regulations on remuneration and compensation to be paid to the members of the Board of Directors of Bank Vozrozhdenie.
- Approval of transactions to be made on standard terms within the period till the next General

Meeting of shareholders between Bank Vozrozhdenie and interested persons and related to routine economical activity.
- Election of Board of Directors.
- Determination of the number of members of the Audit Commission.
- Election of Audit Commission.
- Approval of the Auditor.

2.3.5. To publish a message about holding the Annual General Meeting in the newspaper «Izvestia» at latest on May 28, 2007 and to place information about the forthcoming Annual General Meeting on the web-site of the Bank.

2.3.6. To approve the following list of information (documents) submitted to shareholders in the process of preparation for the Annual General Meeting of shareholders:
Annual report of Bank Vozrozhdenie for the year 2007;
Annual accounting statements for 2007 certified by the auditor (as a part of the Annual report for the year 2007);
Opinion of the Audit Commission based on the results of the annual audit of Bank Vozrozhdenie financial and business activities for 2007;
Data on the candidates for membership of the Board of Directors (including information about availability of consent of such candidates to be elected to the Board of Directors);
Data on the candidates for membership of the Audit Commission (including information about availability of consent of such candidates to be elected to the Audit Commission);
Data about the Auditor;
Draft of Alterations to be made to the Charter of the Bank;
Draft of the new edition of the Regulations on General Meeting of shareholders;
Draft of the new edition of the Regulations on the Board of Directors;
Draft of the new edition of Regulations on executive bodies;
Draft of the new edition of Regulations on Audit Commission;
Draft of the Regulations on remuneration and compensation to be paid to the members of the Board of Directors of Bank Vozrozhdenie
Draft of the resolution of the annual General Meeting of shareholders on each item of the agenda.
Shareholders review the documents on the agenda of the annual General Meeting at branches and at the Central Office of Bank Vozrozhdenie from May 28 to June 27, 2008 from 10.00 a.m. to 14.00 a.m. local time.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. April 29, 2008 Stamp

END